JOHNSON MUTUAL FUNDS TRUST

Amendment No. 9 to Agreement and Declaration of Trust

The undersigned President of Johnson Mutual Funds Trust (the “Trust”), hereby certifies that the following resolution was duly adopted by the Board of Trustees of the Trust at a meeting held on February 25, 2014:

RESOLVED that pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Trust we hereby amend in its entirety the first paragraph of Section 4.2, effective as of May 1, 2014, to read as follows:

“Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares: Johnson Growth Fund, Johnson Fixed Income Fund, Johnson Realty Fund, Johnson Opportunity Fund, Johnson Municipal Income Fund, JIC Institutional Bond Fund I, JIC Institutional Bond Fund II, JIC Institutional Bond Fund III, Johnson Equity Income Fund, Johnson Enhanced Return Fund and Johnson International Fund. The Shares of these Series and any Shares of any further Series of Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series of Class at the time of establishing and designating the same) have the following relative rights and preferences:

FURTHER RESOLVED, that the above paragraph shall supersede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

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This document shall have the status of an Amendment to said Agreement and Declaration of Trust.

Date: February 25, 2012	/s/ Jason O. Jackman
Jason O. Jackman, President